UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Vocera Communications, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92857 F 107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92857F107	Page 2 of 10

1.	NAMES OF REPORTING PERSONS RRE Ventures GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 115,139
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 115,139
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.48% 1
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 23,979,082 shares of common stock issued and outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 92857F107	Page 3 of 10

1.	NAMES OF REPORTING PERSONS RRE Investors Fund II LDC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,133
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 20,133
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,133
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.08% 1
12.	TYPE OF REPORTING PERSON OO

1	The percent of class was calculated based on 23,979,082 shares of common stock issued and outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 92857F107	Page 4 of 10

1.	NAMES OF REPORTING PERSONS RRE Investors Fund GP II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,133
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 20,133
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,133
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.08% 1
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 23,979,082 shares of common stock issued and outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 92857F107	Page 5 of 10

1.	NAMES OF REPORTING PERSONS RRE Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 115,139
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 115,139
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,139
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.48% 1
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 23,979,082 shares of common stock issued and outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 92857F107	Page 6 of 10

1.	NAMES OF REPORTING PERSONS RRE Ventures Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,133
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 20,133
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,133
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.08% 1
12.	TYPE OF REPORTING PERSON PN

1	The percent of class was calculated based on 23,979,082 shares of common stock issued and outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 92857F107	Page 7 of 10

Item 1.	Issuer

(a)	Name of Issuer:

Vocera Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

525 Race Street

San Jose, California 95126

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	RRE Ventures GP II, LLC, a Delaware limited liability company (the “General Partner”);

(ii)	RRE Investors Fund II LDC, a Cayman Islands exempted limited duration company (the “Cayman LDC”);

(iii)	RRE Investors Fund GP II, L.P., a Cayman Islands limited partnership (the “Cayman GP”)

(iv)	RRE Ventures II, L.P., a Delaware limited partnership; and

(v)	RRE Ventures Fund II, L.P.; a Cayman Islands limited partnership

The address of the principal business office of each of the reporting persons are 130 East 59th Street, 17th Floor New York, New York 10022.

(d)	Title of Class of Securities:

Common stock, $0.0003 par value par value (the “Common Stock”)

(e)	CUSIP Number: 92857 F 107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 92857F107	Page 8 of 10

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i)	The General Partner is the general partner of RRE Ventures II, L.P., and may be deemed to beneficially own 115,139 shares of Common Stock, which represents approximately 0.48% of the outstanding shares of the Common Stock.

(ii)	The Cayman LDC is the general partner of the Cayman GP, which is the general partner of RRE Ventures Fund II, L.P., and may be deemed to beneficially own 20,133 shares of Common Stock, which represents approximately 0.08% of the outstanding shares of the Common Stock.

(iii)	The Cayman GP is the general partner of RRE Ventures Fund II, L.P., and may be deemed to beneficially own 20,133 shares of Common Stock, which represents approximately 0.08% of the outstanding shares of the Common Stock.

(iv)	RRE Ventures II, L.P. directly owns 115,139 shares of Common Stock, which represents approximately 0.48% of the outstanding shares of the Common Stock.

(v)	RRE Ventures Fund II, L.P. directly owns 20,133 shares of Common Stock, which represents approximately 0.08% of the outstanding shares of the Common Stock.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
RRE Ventures GP II, LLC	115,139	-0-	115,139	-0-
RRE Investors Fund II LDC	20,133	-0-	20,133	-0-
RRE Investors Fund GP II, L.P.	20,133	-0-	20,133	-0-
RRE Ventures II, L.P.	115,139	-0-	115,139	-0-
RRE Ventures Fund II, L.P.	20,133	-0-	20,133	-0-

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 23,979,082 shares of common stock issued and outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

In light of the change in beneficial ownership due to stock sales completed in February 2013, this Schedule 13G is being filed to report the fact that as of the date of this report, each of the reporting persons has ceased to be the beneficial owner of more than five percent of the Common Stock. As reflected in this Schedule 13G, each of the reporting persons has no further reporting obligations on Schedule 13G with respect to its ownership of stock of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

No applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification .

Not applicable.

CUSIP No. 92857F107	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

RRE VENTURES GP II, LLC

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE INVESTORS FUND II LDC

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES II, L.P.

By:	RRE Ventures GP II, LLC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE INVESTORS FUND GP II, L.P.

By:	RRE Investors Fund II LDC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES FUND II, L.P.

By:	RRE Investors Fund GP II, L.P., its general partner
By:	RRE Investors Fund II LDC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

CUSIP No. 92857F107	Page 10 of 10

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: February 13, 2013

RRE VENTURES GP II, LLC

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE INVESTORS FUND II LDC

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES II, L.P.

By:	RRE Ventures GP II, LLC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE INVESTORS FUND GP II, L.P.

By:	RRE Investors Fund II LDC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer

RRE VENTURES FUND II, L.P.

By:	RRE Investors Fund GP II, L.P., its general partner
By:	RRE Investors Fund II LDC, its general partner

By:	/s/ Will D. Porteous
Name:	Will D. Porteous
Title:	Chief Operating Officer